Contributions w/ Perks

We've launched our **Contributions Page**, where you can help bring this vision to life through presale perks and memberships — from single day passes to packages up to $1,000. Every contribution helps us build this space for the community.

VIEW CONTRIBUTIONS & PERKS

Community Investment Coming Soon

For those looking to invest **over $1,000** and participate in a true community investment with the potential for return, we'll be launching our official crowdfunding investment campaign in the coming weeks. Stay tuned — you'll be the first to know.

Interested in Investing at a Higher Level?

Reply to this email and we'll share more details about our upcoming Grotto investment opportunities.